
September 12, 2011

Via E-mail
Michael R. Starzer
President and Chief Executive Officer
Bonanza Creek Energy, Inc.
410 17th Street, Suite 1500
Denver, Colorado 80202

> **Re:** **Bonanza Creek Energy, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 26, 2011**
> **File No. 333-174765**

Dear Mr. Starzer:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 1 from our letter dated August 12, 2011 and comments 2 and 39 in our letter dated July 6, 2011. We remind you that we will need sufficient time for our review once you have filed all exhibits and filled in all blanks other than that allowed by Rule 430A, including information regarding the price range.

Financial Statements

Bonanza Creek Energy Inc.

2.   Please revise the index to indicate that you are presenting BCEI's unaudited interim period financial statements as of June 30, 2011 and for the six month ended June 30, 2011.

Bonanza Creek Energy Company, LLC

Note 13 Disclosures about Oil and Gas Producing Activities (unaudited), page F-52

3.   Please provide explanations for the significant changes in extensions and discoveries during 2008 to comply with FASB ASC paragraph 932-235-50-5.

Engineering Comments

Proved Undeveloped Reserves, page 77

4.   As previously requested in our prior comment 48 in our letter dated July 6, 2011 please disclose the capital you spent in 2010 to convert your proved undeveloped reserves to developed reserves. Please see paragraph (c) of Item 1203 of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding the engineering comments. Please contact Parker Morrill at (202) 551-3696 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Dallas Parker (via-email)